FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated July 30, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	ANNOUNCEMENT TO THE MARKET

BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), in attention to the requirement sent by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) by means of the Official Note No. 168/2020/CVM/SEP/GEA-2, received on 07.29.2020 and attached to the present Announcement (“Official Letter”), hereby clarifies the following.

The Official Letter makes reference to the “press reports at the web page of news agency Broadcast/Agência Estado Agronegócios on 07/29/2020, entitled "Meats: China informs exportation suspension of the poultry product from BRF’s unit located in Dourados (MS)" and "Meats: BRF informs that it was not officially notified about the suspension of the of Dourados unit (MS)".

Regarding such matter, BRF informs that, although it has not been officially notified, it became aware, through monitoring of the website of the General Administration of Customs of China – GACC, about the suspension of the exportations authorization, to China, of chicken protein produced in its Dourados unit – MS. The reason for such suspension is still unknown by the Company, which remains committed to revert such situation in the shortest term possible.

The Company emphasizes that, since the beginning of the outbreak of Covid-19 around the world, it adopted health and security protocols and contingency plans in all its manufacturing units in Brazil and abroad. Furthermore, according to the World Health Organization – WHO, the transmission of Covid-19 occurs through close contact between infected people, and there are no evidences of transmission of the disease through food or its packaging.

Finally, BRF clarifies that the volume of the production destined to China from the Dourados unit – MS, affected by the aforementioned suspension, only represents approximately 0.2% of the total aggregate volume commercialized by the Company, the reason why it understands that such decision of GACC does not constitute relevant information that should have been disclosed to the market, pursuant to article 3 of CVM Instruction No. 358/2002.

São Paulo, July 30, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

ANNEX TO THE ANNOUNCEMENT TO THE MARKET OF 07.30.2020 – COPY OF THE OFFICIAL LETTER NO. 168/2020/CVM/SEP/GEA-2

“Rio de Janeiro, July 29, 2020.

Att. Mr.

Carlos Alberto Bezerra de Moura

Investor Relations Officer of

BRF S.A.

Phone: (11) 2322-5377

E-mail: acoesRI@brf-br.com

C/C: emissores@b3.com.br; ana.pereira@b3.com.br; carolina.almeida@b3.com.br

Ref.: Request for clarifications

Dear Mr. Officer,

1. We make reference to the press reports at the web page of the news agency Broadcast/Agência Estado Agronegócios on 07/29/2020, entitled "Meats: China informs exportation suspension of the poultry product from BRF’s unit located in Dourados (MS)" and "Meats: BRF informs that it was not officially notified about the suspension of the Dourados unit (MS)", with the following information:

AGROBUSINESS 07/29/2020 09:31

MEATS: CHINA INFORMS EXPORTATION SUSPENSION OF THE POULTRY PRODUCT FROM BRF’S UNIT LOCATED IN DOURADOS (MS)

By Isadora Duarte

São Paulo, 07/29/2020 — According to a statement from the General Administration of Customs of China (GAAC) - the Chinese government agency responsible for qualifying exporting establishments and that also controls goods in customs, BRF S.A.'s unit located in Dourados (MS/SIF 18) had its exportation to China suspended. The statement, released today, informs the suspension of importation of poultry products from the plant since July, 23.

The document does not inform the name of the company, but its number of records in the Federal Inspection Service (SIF), of the Ministry of Agriculture. Nor does GAAC specifies the reason for the veto. The need to increase health control as a result of covid-19 is the reason unofficially alleged by the Chinese government for the temporary suspension of slaughterhouses in several countries, amid the increase in cases of the disease in slaughterhouses.

In addition to this BRF S.A.´s unit, five other Brazilian slaughterhouses officially continue with sales suspended to China. The units of JBS in Três Passos (RS), of BRF S/A in Lajeado (RS), of Marfrig in Várzea Grande (MT) and of Minuano in Lajeado (RS) were vetoed by China, while the JBS plant in Passo Fundo (RS) had its sales preventively suspended by the Ministry of Agriculture. Ten days ago, the department released the resumption of beef exportation from Agra Agroindustrial de Alimentos S/A, from Rondonópolis (MT/SIF 3941) to lots shipped from July, 17.

In the statement, GAAC also reported that three Uruguayan meat companies have voluntarily suspended exports to the country. On the same date, the agency authorized the resumption of exportation of two beef and poultry plants in Argentina (emphasis added).

AGROBUSINESS 07/29/2020 11:50

MEATS: BRF INFORMS THAT WAS NOT OFFICIALLY NOTIFIED ABOUT THE SUSPENSION OF THE UNIT OF DOURADOS (MS)

São Paulo, 29/07/2020 — BRF issued a statement, by means of its press office, in which it informs that it has not been officially notified about the suspension of the authorization for chicken protein exports from its Dourados (MS) unit, but became aware of the fact through publication on the website of the General Administration of Customs of China (GACC), as reported this morning by Broadcast Agro. Read the full press release below:

“BRF informs that it has not been officially notified with respect to the suspension of the authorization for exportation of chicken protein from its Dourados (MS) unit, but became aware of this fact through the publication on the website of the General Administration of Customs of China - GACC. The company points out that it does not know the reason for this decision and that it is already working with the Brazilian and Chinese authorities, including the Ministry of Agriculture - MAPA, the Ministry of Foreign Affairs - MRE, the Embassy of the People's Republic of China in Brazil and the GACC itself, to reverse the suspension in the shortest term possible and taking all the appropriate measures to reestablish such authorization.

It is also worth mentioning that the Chinese agencies have already carried out tests to identify Covid-19 in 227,9 thousand random food samples from different countries and from the most varied companies and nothing has been verified so far.

In addition to that, the Company clarifies that, since the beginning of the Covid-19 outbreak in the world, it has adopted health and safety protocols and contingency plans in all its manufacturing units in Brazil and abroad. It should also be noted that, according to the World Health Organization - WHO, the transmission of Covid-19 occurs through close contact between infected people and there is no evidence of transmission of the disease through food or its packaging.

Besides that, the company’s quality protocols are based on 5 pillars of food safety defined by the United Nations (UN), from farm to fork. Even in that challenging scenario in which Covid-19 affected many countries around the world, BRF continues to respond to the new global necessities, elevating security and quality standards in all of its operations – fundamental and unnegotiable principles for the Company."

2. In this regard, we require your statement regarding the veracity of the statements conveyed in the news, especially in the highlighted excerpts, and, if so, we request additional clarifications on the subject, as well as informing the reasons why you considered it should not to be the subject of a Material Fact, pursuant to CVM Instruction No. 358/02. We also request that the Company informs which documents filed in the IPE Module of the Empresas.NET System contain the information mentioned in the press releases.

3. Such statement must include a copy of this Official Letter and be forwarded to the IPE System, category “Announcement to the Market”, type “Clarifications on questions from CVM/B3”. Compliance with this request by means of an Announcement to the Market does not exempt the eventual determination of responsibility for the non-disclosure of a Material Fact in a timely manner, pursuant to CVM Instruction No. 358/02.

4. We highlight that, pursuant to article 3 of CVM Instruction No. 358/02, the Investor Relations Officer is responsible for disclosing and communicating to CVM and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are admitted for trading, any relevant act or fact that occurred or related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets where such securities are admitted for trading.

5. Please note that the obligation set forth in the sole paragraph of article 4 of CVM Instruction No. 358/02, to inquire the Company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, in order to ascertain whether they were aware of information that should be disclosed to the market.

6. Under the order of the Superintendence of Corporate Relations, we warn that it is discretionary to this administrative authority, in the use of its legal attributions and, based on item II, of art. 9, of Law No. 6,385/76, and in art. 7, combined with art. 8, of CVM Instruction No. 608/19, to determine the application of a comminatory fine, without prejudice to other administrative sanctions, in the amount of R$ 1,000.00 (one thousand Reais), for non-compliance with the requirements, until July 30, 2020.

Best regards,”